Exhibit 99.38

Black Mammoth Metals Obtains Drill Permit for Amador Silver, NV

BMM: TSX-V

VANCOUVER, BC, March 31, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that the Company has received final approval to drill test priority targets at its 100% owned Amador Silver property (“Amador” or the “Property”). Up to (6) drill sites have been selected, where multiple boreholes may be drilled at each site, all on lands administered by the Bureau of Land Management (BLM).

The Company intends to test the high-chargeability with high-resistivity anomaly (the “Anomaly”) at Amador which encompasses the high-grade silver shear zone extending at least 1.22 km along the range-front.

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Black Mammoth’s recent induced polarization (IP) survey with inversion model delineated the Anomaly along the range-front and under the historic Amador mine workings (see the Company’s NR dated December 8, 2025). Sulfide mineralization produces characteristic chargeability and resistivity responses.

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Overlapping the Anomaly area, historic drilling encountered significant silver mineralization that has not been followed up to date and the Company’s recent rock chip sampling assayed up to 23.05 oz/t silver (see the Company’s NR dated July 22, 2025).

Amador consists of 78 unpatented lode claims covering approximately 631 hectares and is situated on the west side of the Toiyabe Range, 7.3 km north of the historic silver mining town of Austin in Lander County, NV. The silver mineralization at Amador is hosted in a quartz vein shear which appears to have been developed along a contact zone of Devonian sediments (Slaven Chert) with plutonic intrusive.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Cupz Gold property, Esmeralda County, NV.
•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.

•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101,

Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 31-MAR-26